WORLD HEART CORPORATION


Unaudited Financial Statements
For the three and nine month periods ended September 30, 2002

WORLD HEART CORPORATION
 Consolidated Balance Sheets
 (Canadian Dollars)


-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                                  September 30,     December 31,
                                                                                          2002             2001
-----------------------------------------------------------------------------------------------------------------
                                                                                    (unaudited)
ASSETS
Current assets
 Cash and cash equivalents                                                         $  2,341,550     $ 15,345,159
 Short-term investments                                                                       -        6,881,300
 Accounts receivable and other                                                        2,836,022        4,041,966
 Tax credit receivable                                                                2,770,000        2,770,000
 Prepaid expenses                                                                       535,183          698,376
 Inventory                                                                            6,911,928        8,117,621
                                                                                ---------------------------------
                                                                                     15,394,683       37,854,422
Cash pledged as collateral for lease                                                  1,190,400                -
Capital assets                                                                        4,560,492        5,293,824
Goodwill                                                                             22,273,407       16,175,519
Intangible assets                                                                     6,969,587       18,559,353
                                                                                ---------------------------------
                                                                                  $  50,388,569     $ 77,883,118
                                                                                ---------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities                                        $  11,934,488     $  9,514,115
  Accrued compensation                                                                2,608,713        1,979,902
  Current portion of capital lease                                                      105,581          162,487
                                                                                ---------------------------------
                                                                                     14,648,782       11,656,504
Preferred shares                                                                     71,204,304       65,684,726
Capital lease obligations                                                                     -           63,829
                                                                                ---------------------------------
                                                                                     85,853,086       77,405,059
                                                                                ---------------------------------


Shareholders' equity
Common stock
  Issued and outstanding - 17,970,127 (December 31, 2001 - 14,943,127)               87,788,808       72,902,159
Special warrants and rights                                                           3,420,016       18,306,665
Contributed surplus                                                                  40,309,093       38,885,336
Accumulated deficit                                                                (166,982,434)    (129,616,101)
                                                                                ---------------------------------
                                                                                    (35,464,517)         478,059
                                                                                ---------------------------------
                                                                                  $  50,388,569     $ 77,883,118
-----------------------------------------------------------------------------------------------------------------


(The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)


-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                            Three months ended                  Nine months ended
                                                        September 30,     September 30,      September 30,   September 30,
                                                                2002              2001               2002            2001
-------------------------------------------------------------------------------------------------------------------------
                                                         (unaudited)       (unaudited)        (unaudited)     (unaudited)
Revenue (Note 4)                                         $  3,049,036     $  2,636,728      $  8,191,284     $ 5,458,380
                                                 ------------------------------------------------------------------------
Cost of goods sold
   Direct materials and labour                             (1,312,400)      (1,101,422)       (3,538,033)     (3,092,479)
   Overhead and other                                      (1,863,976)      (1,048,017)       (5,039,167)     (3,479,516)
                                                 ------------------------------------------------------------------------
                                                           (3,176,376)      (2,149,439)       (8,577,200)     (6,571,995)
                                                 ------------------------------------------------------------------------

Gross margin                                                 (127,340)         487,289          (385,916)     (1,113,615)
                                                 ------------------------------------------------------------------------
Expenses
   Selling, general and administrative                     (2,509,496)      (2,872,809)       (7,798,349)     (7,720,951)
   Research and development                                (4,947,218)      (7,232,450)      (18,231,685)    (24,083,320)
   Amortization of intangibles                             (1,830,626)      (3,733,165)       (5,491,878)    (11,199,485)
                                                 ------------------------------------------------------------------------
                                                           (9,287,340)     (13,838,424)      (31,521,912)    (43,003,756)
                                                 ------------------------------------------------------------------------

Loss before the undernoted                                 (9,414,680)     (13,351,135)      (31,907,828)    (44,117,371)

Other income (expenses)
   Foreign exchange gain (loss)                            (3,044,699)      (2,160,965)          101,274      (2,359,029)
   Investment income                                            1,588          193,907           128,312       1,148,955
   Interest expense                                        (1,905,699)      (1,731,457)       (5,688,091)     (5,033,198)
                                                 ------------------------------------------------------------------------

Loss before income taxes                                  (14,363,490)     (17,049,650)      (37,366,333)    (50,360,643)

Recovery of future income taxes                                     -           80,808                 -       4,988,244
                                                 ------------------------------------------------------------------------

Net loss for the period                                   (14,363,490)     (16,968,842)      (37,366,333)    (45,372,399)

Accumulated deficit, beginning of the period             (152,618,944)     (91,916,065)     (129,616,101)    (63,512,508)

Premium on redemption of common shares                              -         (425,318)                -        (425,318)
                                                 ------------------------------------------------------------------------

Accumulated deficit, end of the period                 $ (166,982,434)   $(109,310,225)    $(166,928,434)  $(109,310,225)
                                                 ------------------------------------------------------------------------

Weighted average number of common shares
outstanding                                                17,970,127       15,099,392        17,715,105      15,111,393
                                                 ------------------------------------------------------------------------

Basic and diluted loss per common share                       $ (0.80)         $ (1.12)          $ (2.11)        $ (3.00)
-------------------------------------------------------------------------------------------------------------------------


(The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cashflow
(Canadian Dollars)


----------------------------------------------------------------------------------------------------------------------------
                                                               Three months ended                   Nine months ended
                                                            September 30,    September 30,      September 30,   September 30,
                                                                     2002             2001              2002            2001
----------------------------------------------------------------------------------------------------------------------------
                                                              (unaudited)      (unaudited)        (unaudited)   (unaudited)
CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                  $ (14,363,490)   $ (16,968,842)    $ (37,366,333) $ (45,372,399)
   Items not involving cash -
      Amortization and depreciation                             2,300,633        4,388,163         6,807,751     13,157,280
      Interest on preferred shares                              1,905,699        1,731,457         5,688,091      5,033,198
      Recovery of future income taxes                                   -         (80,808)                 -     (4,988,244)
      Expenses paid by the issuance of options                    136,757                -           136,757              -
      Exchange (gain) loss on preferred shares                  3,127,461        2,549,682          (168,513)     3,031,657
   Change in operating components of working capital            4,556,327       (1,232,372)        6,935,748       (116,748)
                                                       ---------------------------------------------------------------------
                                                               (2,336,613)      (9,612,720)      (17,966,499)   (29,255,256)
                                                       ---------------------------------------------------------------------
Investing activities
   Purchase of short-term investments                                   -                -                 -       (500,000)
   Redemption of short-term investments                                 -                -        6,881,300      22,832,961
   Payment of Novacor acquisition expenses                              -                -                 -     (1,215,262)
   Purchase of capital assets                                    (154,009)        (285,884)         (582,541)      (763,074)
   Cash pledged as collateral for lease                        (1,190,400)                -       (1,190,400)             -
                                                       ---------------------------------------------------------------------
                                                               (1,344,409)        (285,884)        5,108,359     20,354,625
                                                       ---------------------------------------------------------------------

Financing activities
   Capital lease repayments                                       (40,990)         (40,989)         (120,735)       (120,735)
   Repurchase of common shares                                          -       (1,220,655)                -      (1,220,655)
   Payment of special warrants issue expenses                           -                -           (77,058)              -
                                                       ----------------------------------------------------------------------
                                                                  (40,990)      (1,261,644)         (197,793)     (1,341,390)
                                                       ----------------------------------------------------------------------

Effect of exchange rate changes on cash
     and cash equivalents                                         (44,904)         (63,585)           52,324        (175,758)
                                                       ----------------------------------------------------------------------

Increase (decrease) in cash and cash
     equivalents for the period                                (3,766,916)     (11,223,833)      (13,003,609)    (10,417,779)

Cash and cash equivalents beginning of the period               6,108,466       24,430,603        15,345,159      23,624,549
                                                       ---------------------------------------------------------------------

Cash and cash equivalents end of the period                   $ 2,341,550      $13,206,770       $ 2,341,550    $13,206,770
----------------------------------------------------------------------------------------------------------------------------

(The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2002
--------------------------------------------------------------------------------



1.      Going Concern Assumption

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that World Heart Corporation (the Corporation or WorldHeart) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The use of these principles may not be appropriate because, as of September 30, 2002, there was substantial doubt that the Corporation would be able to continue as a going concern. The Corporation's ability to continue as a going concern is dependent upon its ability to obtain additional financing. The Corporation is currently pursuing such options. There can be no assurance that the Corporation will be successful in securing financing.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.


2.       Significant Accounting Policies

(a) Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (GAAP) and pursuant to the rules and regulations of the Ontario Securities Commission regarding interim financial reporting. However, these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of the Corporation and its subsidiaries. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2001.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.

(b) Goodwill and other intangible assets

The Corporation adopted the new rules on accounting for goodwill and other intangible assets in the first quarter of fiscal 2002, which requires that the carrying amount of goodwill and other intangible assets be evaluated for possible impairment on at least an annual basis. If the amount recorded for goodwill or intangible assets is greater than the current value, an impairment of the asset is recorded for the difference.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2002
--------------------------------------------------------------------------------

3.   Goodwill and Other Intangible Assets

The Canadian Institute of Chartered Accountant's Accounting Standards Board
(AcSB) has issued a new Handbook Section dealing with GOODWILL AND OTHER INTANGIBLE ASSETS, which requires that intangible assets with an indefinite life and goodwill be tested for impairment on at least an annual basis. Goodwill and indefinite life intangibles are no longer amortized. Intangible assets with a definite life continue to be amortized over their useful life.

The Corporation adopted the new rules on accounting for goodwill and other intangible assets in the first quarter of fiscal 2002. The effect of not amortizing goodwill and certain other intangibles that have been reclassified as goodwill for the quarter and nine months ended September 30, 2002, was a decrease in net loss of $1,602,368 and $4,806,412 respectively.

In accordance with the new rules, the Corporation was required to complete a transitional impairment test by the end of the second quarter, with any resulting impairment loss recorded as a change in accounting principle and charged to retained earnings. Subsequent impairment losses will be reflected in operating income from continuing operations.

The transitional impairment test consists of a two-step process. The first step required the identification of the Corporation's reporting units, the allocation of goodwill and other intangible assets to its reporting units and an initial impairment test. In the event that the initial test indicates a potential impairment then a second test is required which would either quantify the impairment or conclude that no impairment exists.

The Corporation completed the first step in the transitional impairment test in the second quarter ended June 30, 2002 and is in the process of completing the second step in order to determine whether there is an impairment to goodwill and, if there is, to quantify the impairment. This second step will be completed by the end of the fiscal year.

The results for prior periods have not been restated. A reconciliation of the prior period net loss and earnings per share as if the new Section had been adopted during the prior periods is as follows:

-------------------------------------------------------------------------------------------------------------------
                                                    Three months ended                  Nine months ended
                                            -----------------------------------------------------------------------
                                            ------------------ ---------------- ----------------- -----------------
                                               September  30,    September 30,     September 30,     September 30,
                                                        2002             2001              2002              2001
------------------------------------------- ------------------ ---------------- ----------------- -----------------
------------------------------------------- ------------------ ---------------- ----------------- -----------------

Reported net loss                              $ (14,363,490)   $ (16,968,842)    $ (37,366,333)      $(45,372,399)
Add:  Goodwill amortization, net taxes                     -        1,602,368                 -          4,806,412
                                            ------------------ ---------------- ----------------- -----------------
Adjusted net loss                              $ (14,363,490)   $ (15,366,474)    $ (37,366,333)      $(40,565,987)
                                            ------------------ ---------------- ----------------- -----------------

Basic and diluted loss per share:
As reported                                          $ (0.80)         $ (1.12)          $ (2.11)            $ (3.00)
Goodwill amortization                                      -             0.10                 -              0.32
                                            ------------------ ---------------- ----------------- -----------------
Adjusted loss per share                              $ (0.80)         $ (1.02)          $ (2.11)            $ (2.68)
------------------------------------------- ------------------ ---------------- ----------------- -----------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2002
--------------------------------------------------------------------------------

The cost and accumulated amortization of the Corporation's other intangible assets as of September 30, 2002 and December 31, 2001 are as follows:

----------------------------------------------------------------------------------------------------------------
                                                                        September 30, 2002
                                                   -------------------------------------------------------------
                                                                               Accumulated             Net Book
                                                                  Cost        Amortization                Value
----------------------------------------------------------------------------------------------------------------
Purchased technology                                      $ 17,043,321        $ 11,780,692          $ 5,262,629
Other intangible assets                                      6,436,678           4,729,720            1,706,958
                                                   -------------------------------------------------------------

                                                          $ 23,479,999        $ 16,510,412          $ 6,969,587
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                                        December 31, 2001
                                                   -------------------------------------------------------------
                                                                              Accumulated              Net Book
                                                                 Cost        Amortization                 Value
----------------------------------------------------------------------------------------------------------------
Purchased technology                                     $ 17,043,321         $ 7,853,793           $ 9,189,528
Other intangible assets                                    18,454,585           9,084,760             9,369,825
                                                   -------------------------------------------------------------

                                                         $ 35,497,906        $ 16,938,553          $ 18,559,353
----------------------------------------------------------------------------------------------------------------


4.   Edwards LifeSciences Agreements

In the fiscal year ended December 31, 2000, the Corporation entered into a distribution agreement (the Distribution Agreement) with Edwards Lifesciences LLC (Edwards) whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US$2,000,000 annually to Edwards in guaranteed gross profit on sales, where such sales are less than US$10,000,000 per year.

Revenue is determined as follows:

-------------------------------------------------------------------------------------------------------------------
                                              Three months ended                      Nine months ended
                                   --------------------------------------------------------------------------------
                                         September 30,       September 30,       September 30,       September 30,
                                                 2002                2001                2002                2001
-------------------------------------------------------------------------------------------------------------------
Gross revenue                             $3,049,036           $2,636,728          $8,539,433         $ 6,990,763
Less: Edwards guarantee fee                        -                                 (348,149)         (1,532,383)
                                   --------------------------------------------------------------------------------
                                   --------------------------------------------------------------------------------

Net revenue                               $3,049,036           $2,636,728          $8,191,284         $ 5,458,380
-------------------------------------------------------------------------------------------------------------------

At September 30, 2002 the Corporation had amounts owing to Edwards totaling $2,550,951 (December 31, 2001 - $1,585,991) and amounts receivable from Edwards totaling $1,239,680 (December 31, 2001 - $726,764).

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2002
--------------------------------------------------------------------------------

5.   Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

The Corporation's reportable segments are its commercial operations related to the sale of Novacor LVAS and related components and research and development focused mainly on development of HeartSaver.

The accounting policies of the Corporation's operating segments are the same as those described in the Corporation's audited financial statements for the year ended December 31, 2001.

The following presents segment operating results for the three and nine months ended September 30, 2002 and September 30, 2001.

---------------------------------------------------------------------------------------------------------------------
                              Three months ended September 30, 2002     Three months ended September 30, 2001
                            -----------------------------------------------------------------------------------------
                             Commercial    Research and      Total        Commercial    Research and       Total
                             operations     development                   operations    development
---------------------------------------------------------------------------------------------------------------------
Revenue                     $ 3,049,036     $        -    $ 3,049,036     $ 2,636,728    $        -     $ 2,636,728
                            -------------------------------------------- --------------------------------------------

Cost of goods sold:

Direct materials and labour  (1,312,400)             -     (1,312,400)     (1,101,422)            -      (1,101,422)
Overheard and other          (1,863,976)             -     (1,863,976)     (1,048,017)            -      (1,048,017)
                            -------------------------------------------- --------------------------------------------
                             (3,176,376)             -     (3,176,376)     (2,149,439)            -      (2,149,439)
                            -------------------------------------------- --------------------------------------------
Gross margin                   (127,340)             -       (127,340)        487,289             -         487,289
                            -------------------------------------------- --------------------------------------------

Expenses
Selling, general and
   administrative             (1,267,551)   (1,241,945)     (2,509,496)    (1,255,933)   (1,616,876)     (2,872,809)

Research and development               -    (4,947,218)     (4,947,218)             -    (7,232,450)     (7,232,450)
                            -------------------------------------------- --------------------------------------------
                              (1,267,551)   (6,189,163)     (7,456,714)    (1,255,933)   (8,849,326)    (10,105,259)
                            -------------------------------------------- --------------------------------------------

Loss before the undernoted  $ (1,394,891)  $(6,189,163)     (7,584,054)    $ (768,644)  $(8,849,326)     (9,617,970)
                            ---------------------------                  ---------------------------
Amortization of intangibles                                 (1,830,626)                                  (3,733,165)
Other income (expenses), net                                (4,948,810)                                  (3,698,515)
Recovery of future
  income taxes                                                       -                                       80,808
                                                        ---------------                              ----------------
Net loss for the period                                  $ (14,363,490)                               $ (16,968,842)
---------------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2002
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                              Nine months ended September 30, 2002       Nine months ended September 30, 2001
                            ------------------------------------------------------------------------------------
                             Commercial   Research and     Total       Commercial   Research and     Total
                             operations   development                  operations   development
----------------------------------------------------------------------------------------------------------------
Revenue                     $ 8,191,284    $      -     $ 8,191,284     $5,458,380   $      -      $ 5,458,380

                            ----------------------------------------- ------------------------------------------

Cost of goods sold:
Direct materials and labour   (3,538,033)         -       (3,538,033)   (3,092,479)         -       (3,092,479)
Overheard and other           (5,039,167)         -       (5,039,167)   (3,479,516)         -       (3,479,516)
                            ----------------------------------------- ------------------------------------------
                              (8,577,200)                 (8,577,200)   (6,571,995)         -       (6,571,995)
                            ----------------------------------------- ------------------------------------------
Gross margin                    (385,916)                   (385,916)   (1,113,615)                 (1,113,615)
                            ----------------------------------------- ------------------------------------------

Expenses
Selling, general and
   administrative             (3,720,096)   (4,078,253)   (7,798,349)   (3,384,147)   (4,336,804)   (7,720,951)
Research and development               -   (18,231,685)  (18,231,685)            -   (24,083,320)  (24,083,320)
                            ----------------------------------------- ------------------------------------------
                              (3,720,096)  (22,309,938)  (26,030,034)   (3,384,147)  (28,420,124)  (31,804,271)
                            ----------------------------------------- ------------------------------------------
Loss before the undernoted  $ (4,106,012) $(22,309,938)  (26,415,950)  $(4,497,762) $(28,420,124)  (32,917,886)
                            ---------------------------               ---------------------------
Amortization of intangibles                               (5,491,878)                              (11,199,485)
Other income (expenses), net                              (5,458,505)                               (6,243,272)
Recovery of future
   income taxes                                                     -                                 4,988,244
                                                       --------------                           ---------------

Net loss for the period                                 $(37,366,333)                             $(45,372,399)
----------------------------------------------------------------------------------------------------------------


6.  Change in Accounting Policy for Foreign Currency Translation

In November 2001, the AcSB approved amendments to CICA Handbook Section 1650, "Foreign Currency Translation" that requires exchange gains or losses arising on the translation or settlement of a foreign currency denominated monetary item or a non-monetary item carried at market to be included in the determination of net income for the current period. Previously, unrealized translation gains and losses on non-current monetary assets and liabilities were deferred and amortized over the remaining life of the monetary item. The Corporation adopted this new pronouncement in the fourth quarter of the fiscal year ended December 31, 2001.

The comparative figures for the quarter and year to date ended September 30, 2001 have been restated. The effect of this restatement on the comparative figures for the quarter ended September 30, 2001 was to increase net loss by $2,418,780 and increase basic and diluted loss per common share by $0.16. The effect of this restatement for the nine months ended September 30, 2001 was to increase net loss by $2,596,832 and increase basic and diluted loss per common share by $0.17.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2002
--------------------------------------------------------------------------------


7.   New Accounting Pronouncements

The AcSB has issued a new Handbook Section on Stock-Based Compensation and other Stock-Based Payments. The new Section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The Section also requires enterprises to account for stock appreciation rights (SARs) and similar awards to be settled in cash by measuring, on an on-going basis, the amount by which the quoted market price exceeds the option price. The new Section encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees. The new Section is based on FASB Statement No. 123, Accounting for Stock-Based Compensation, which is one of the two US Standards covering stock-based compensation arrangements in that country. This new section only applies to awards granted on or after the date of adoption which was January 1, 2002.

8.   Technology Partnerships Canada Grant

Pursuant to the investment received from Technology Partnerships Canada (TPC) research and development expenses for the quarter and nine months ended September 30, 2002 have been reduced by $1,661,359 and $4,467,290 respectively. During the quarter $2,574,818 was received and at September 30, 2002 there is an amount receivable of $461,540 (December 31, 2001, amount receivable of $1,200,000).

TPC also received warrants under this contribution agreement. At September 30, 2002, no warrants have been exercised.

9.   Comparative Results

Certain of the prior periods' figures have been reclassified in order to conform to the presentation adopted in the current period.